Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

November 26, 2008	Deborah S. Froling
Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

VIA EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. Registration Statement on Form S-1, filed October 3, 2008 SEC File No. 333-153849

Dear Ms Long:

On behalf of our client, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated October 31, 2008, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on October 3, 2008 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect, among other things, changes requested by your comments. Amendment No. 1 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Financial Statements - General

1.
Please revise the notes to the audited financial statements of the registrant and its general partner to disclose each entity’s fiscal year-end. Please be aware of the potential requirement to provide updated audited or unaudited financial statements based on each entity’s fiscal year end.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages F-4 and F-8 of Amendment No. 1.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Ms. Pamela Long November 26, 2008 Page 2

The Offering, page 5

2.
You state that you may increase your offering to a maximum of 600,000 Interests, but you have only registered 400,000 Interests (apart from DRIP Interests). Please revise your registration statement to cover your entire offering or revise this language to clarify that the offering is limited to 400,000 Interests.

Response: In the event that the Registrant determines that it is in the best interest of the Registrant and its then-current investors to increase the offering to a maximum of up to 600,000 Interests, the Registrant will file a new Registration Statement on Form S-1 to register the additional Interests in excess of the 400,000 Interests registered pursuant to the Registration Statement.

Opinion of Counsel, page 68

3.
We may have further comments on the legal opinions and other exhibits once they are filed. Please tell us whether counsel will issue a short-form or long-form opinion. Please understand that we will need adequate time to review these materials before effectiveness.

Response: Counsel will issue a short-form tax opinion which will be submitted in connection with a pre-effective amendment to be filed with sufficient time for Staff review prior to effectiveness of the Registration Statement.

4.
Please note that if you intend to supply a short-form opinion, the statement in the second sentence must be revised to confirm that the discussion constitutes counsel’s opinion. The current language suggests that counsel is opining on the quality of the statements and conclusions discussed.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 68 of Amendment No. 1.

5.
Please tell us why counsel appears to be giving a “more likely than not” opinion. Clarify whether this qualification applies to the conclusion that you will be classified as a partnership for tax purposes. We may have additional comments upon review of your response.

Response: Counsel’s opinion is that the Registrant will be treated as a partnership for federal income tax purposes. See page 68 of Amendment No. 1. Counsel’s opinion is also that the statements or conclusions of law contained in the section entitled “Federal Income Tax Consequences” are more likely than not correct and are subject to the facts and circumstances described. The “more likely than not” standard is the standard commonly adopted in giving tax opinions.

Ms. Pamela Long November 26, 2008 Page 3

Distribution Reinvestment Plan, page 105

6.	Please clarify that you discuss all material provisions of the Dividend Reinvestment Plan.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 105 of Amendment No. 1.

Plan of Distribution, page 107

7.	If your officers and employees may purchase interests in the offering, please disclose.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 107 of Amendment No. 1.

Further Information, page 112
Sales Material

8.
Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

Response: The Registrant will supplementally provide the Staff all sales literature intended to be used in the offering and hereby confirms that all sales literature intended for use with the Registration Statement will be provided to the Staff prior to its first use.

Ms. Pamela Long November 26, 2008 Page 4

Part II Information Not Required in the Prospectus
Undertakings, page II-3

9.	Please note that the (a)(5) undertaking states that you will send Form 10-Q information within 45 days but the first paragraph under “Quarterly Reports” on page 106 states 60 days.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page II-3 of Amendment No. 1.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President - Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,
/s/ Deborah S. Froling Deborah S. Froling

Enclosures

cc: Joel S. Kress, ICON Capital Corp. (w/o enclosures)